THE ALKALINE WATER COMPANY INC.
7730 E. Greenway Road Ste. 203
Scottsdale, AZ 85260
Tel: 480.656.2423

January 9, 2014

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
USA

Attention:	Scott Anderegg
Staff Attorney

Dear Sirs:

Re:	The Alkaline Water Company Inc. (the “Company”)
Registration Statement on Form S-1
Filed November 27, 2013
File No. 333-192599

We write in response to your letter of December 24, 2013 to Steven Nickolas, President, Chief Executive Officer and director of the Company, with respect to Form S-1 filed by the Company on November 27, 2013. Our responses are numbered in a manner that corresponds with your comments as set out in your letter of December 24, 2013.

General

1.	Please revise your prospectus to include all information that may not properly be excluded under Rule 430A under the Securities Act of 1933, as amended.

Prior to the effectiveness of the Form S-1, we will file a pre-effective amendment that includes all information that may not properly be excluded under Rule 430A under the Securities Act of 1933, as amended.

2.

Please consistently identify throughout your prospectus the electronic market on which your securities will be quoted. In this regard, we note sometimes you refer to the OTC- BB and other times you refer to the OTC-QB.

We could not find any references to the OTC-QB in the Form S-1.

3.

Please clarify for us whether you intend to use different prices for, on the one hand, the common stock offered in the primary offering and, on the other, the common stock offered in the resale transaction. We may have additional comments after reviewing your response.

In the primary offering, we will use a fixed price. In the resale transaction, the selling stockholders may sell their shares at fixed prices, at prevailing market prices at the time of sale, at varying prices or at negotiated prices.

We note that the Securities and Exchange Commission has previously allowed such offerings to be conducted together. Please see the Form S-1 (Registration No. 333- 160343) filed by ZST Digital Networks, Inc., which was declared effective on October 20, 2009.

Prospectus Summary, page 3

Our Business, page 4

4.	Please specifically discuss your auditor’s going concern opinion in the summary, risk factors and management’s discussion and analysis.

We have revised the Form S-1 to discuss our auditor’s going concern opinion in the summary, risk factors and management’s discussion and analysis.

5.

We note your disclosure here that your “product is currently at the introduction phase of its life cycle.” Please revise your disclosure to provide more detail about the introduction phase of your product. In this regard, we note elsewhere in your prospectus that you disclose that you are distributing the product to some retailers. If this mean because you are in introduction phase that you are offering your product at a discount, paying slotting fees or providing other incentives to retailers to carry your product then please detail these arrangements.

We have revised the Form S-1 to provide more detail about the introduction phase of our product under Prospectus Summary – Our Business and Description of Business – Operations.

Risk Factors, page 5

We may have undisclosed liabilities and any such liabilities could harm our revenues, business, prospects, financial condition and results of operations, page 6

The audited financial statements included in this prospectus may not accurately reflect the financial condition of The Alkaline Water Company Inc. and its subsidiaries on a consolidated basis, page 6

6.	Please either delete these risk factors or tell us why you believe they are appropriate to include in the prospectus.

We have deleted these risk factors.

Description of Securities, page 17
10% Series B Convertible Preferred Stock, page 19

7.

We note your disclosure that “upon the occurrence of a triggering event (as such events are described in the Series B Preferred Stock), each…” Please revise to describe the triggering events. Also, we note that the Series B Preferred Stock has a mandatory one year redemption provision. Please add a risk factor discussing the risk, if true, that the offering of shares by you may trigger a mandatory one year redemption. In this regard, we note that in the Use of Proceeds that a 25% redemption would require the company to pay $550,000 to the Series B Preferred Stockholders. Please disclose the redemption amount to be paid to holders in your risk factor. As the amount is based upon a formula for which you may not know all the terms, please include your best estimate. Also, explain to us whether you will have to pay the $550,000 and/or the redemption amount if the Series B Preferred Stockholders convert their preferred stock into common stock. We may have additional comments after reviewing your response.

We revised the Form S-1 to describe the triggering events.

The offering of the units under the Form S-1 will not trigger the one year redemption requirement, but it will trigger a separate mandatory redemption requirement. We revised the Form S-1 to include a risk factor discussing this risk and disclosed the redemption amount to be paid.

We do not have to redeem the Series B Preferred Stock if the preferred stock is converted into common stock.

Description of Business, page 22

8.

Given that you are currently in the development stage, please disclose the events or milestones that you will need to accomplish in order to implement your business plan in the next twelve months. In this regard, your disclosure should fully describe each event or milestone, discuss how you will perform or achieve each event or milestone, quantify the estimated cost(s) to achieve each event or milestone and delineate the timeframe for achieving each event or milestone. Further, please discuss how long you can satisfy your cash requirements and whether you will have to raise additional funds in the next twelve months.

We have revised the Form S-1 to disclose the events or milestones that we will need to accomplish in order to implement our business plan in the next 12 months and the discussion of the cash requirements under Description of Business – Plan of Operations.

9.

We note that on February 20, 2013 you signed a non-binding letter of intent to sell all your issued and outstanding securities to Pubco. Please advise us on the status of this transaction and revise your disclosure as necessary.

The non-binding letter of intent was between the Company and Alkaline 88, LLC (formerly Alkaline 84, LLC), a wholly-owned subsidiary of Alkaline Water Corp. Further to this letter of intent, the Company entered into the share exchange agreement dated May 31, 2013 with Alkaline Water Corp. and all of its shareholders and as a result of the closing of this share exchange agreement, Alkaline Water Corp. became a wholly-owned subsidiary of the Company.

We revised Description of Business to clarify this.

Annual Financial Statements, page 30

Note 12 – Subsequent Event, page 40

10.	Please provide an update on the $25,000 of additional bridge loan that was issued on April 17, 2013.

Because the audit report on the annual financial statements is dated April 25, 2013 and the update on the $25,000 bridge loan involved an event occurring on May 31, 2013, we added Note 9 Convertible Debt to the interim financial statements to provide the update.

Interim Financial Statements, page 41

11.

Please revise your filing to provide cumulative financial statements for the period from inception to the latest balance sheet date presented. Please refer to (a)(7) of Article 10 of Regulation S-X along with the guidance in ASC 915-225-45-1.

We have revised the interim financial statements to provide cumulative financial statements for the period from inception to the latest balance sheet date presented.

Selling Shareholders, page 69

12.

We note that for each selling shareholder that the number of shares owned by each shareholder is different and less than they are offering for sale. Please revise your disclosure to explain why the numbers of shares are different.

The number of shares owned by each shareholder is different and less than the number of shares offered for sale because not all of the shares offered for sale are convertible within 60 days (because the conversion price will change later) and thus are not deemed to be owned by the selling stockholders pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934.

The numbers of the shares owned by the selling stockholders before the offering are calculated based on the current conversion price and the numbers of the shares offered for sale are calculated based on the floor price for the conversion of the 10% Series B Convertible Preferred Stock.

We added Footnote 2 under the Selling Stockholders table to clarify this.

Exhibits

13.	Please file the legal opinion in a timely manner so that we may have time to review it before you request that your registration statement become effective.

We acknowledge your comment and will file the legal opinion in a timely manner so that you may have time to review it before we request that the Form S-1 become effective.

Should you have any questions, please do not hesitate to contact the Company’s legal counsel: Clark Wilson LLP, Attn: Jun Ho Song, at (604) 643-3106.

Yours truly,

THE ALKALINE WATER COMPANY INC.

/s/ Steven Nickolas
Steven Nickolas
President, Chief Executive Officer and Director